UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 2, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
Methanex President & CEO Intends to Sell Shares to Diversify Holdings
February 2, 2007
Methanex Corporation announced today that Bruce Aitken, President and Chief Executive Officer, plans to sell in the open market up to 200,000 Methanex common shares through the exercise of stock options. The sale of the shares is expected to occur in one or more transactions between February 12, 2007 and the end of March 2007 through the facilities of the Toronto Stock Exchange.
Mr. Aitken said, “Methanex is my largest personal investment by a wide margin and I am very positive about the Company’s prospects. However, given my current level of holdings, my financial advisors have encouraged me to diversify my investments. I continue to accumulate Methanex shares including through my activity in the Methanex employee share purchase plan which involves bi-weekly purchases of Methanex shares.”
Methanex has in place Share Ownership Guidelines under which Mr. Aitken is to hold Methanex common shares and share equivalents having a value of at least five times his base salary. Subsequent to this sale, Mr. Aitken will continue to hold approximately 380,000 Methanex common shares or share equivalents and will continue to substantially exceed the Share Ownership Guidelines.
This announcement is being made by way of press release in keeping with a Methanex governance policy that requires intended transactions in Methanex securities by the President and CEO of Methanex to be publicly disclosed no less than five business days in advance of the intended transaction. Ownership and trading history of Methanex securities by Methanex insiders is publicly available and may be viewed at www.sedi.ca.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH”. www.methanex.com
Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600
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